SEC File Number: 001-33549
CUSIP Number: 141657106
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: December 31, 2010

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I
REGISTRANT INFORMATION

Care Investment Trust Inc.
Full Name of Registrant

Former Name if Applicable:

780 Third Avenue, 21st Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10017
City, State and Zip Code
PART II
RULES 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject to distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.
The filing deadline for the Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) of Care Investment Trust Inc. (the “Company”) was March 16, 2011 (the “Filing Deadline”). Despite diligent efforts, the Company could not submit its 2010 Form 10-K by the Filing Deadline, without unreasonable effort and expense, due largely to on-going settlement discussions regarding material litigation that would be a material subsequent event to the Company’s 2010 audit.
The Company presently expects to file its 2010 Form 10-K on or before March 31, 2011, the fifteenth calendar day following its prescribed due date.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Steven M. Sherwyn	212	446 1407
(Name)	(Area Code)	(Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes         ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes         ☐ No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Results of Operations
     Although our Company continues to exist as the same legal entity after the change of control associated with the acquisition of approximately 92% of our common stock by Tiptree Financial Partners, L.P. (the “Tiptree Transaction”), as a result of our election to utilize push-down accounting, we are required to separate our consolidated financial statements for the year ended December 31, 2010 into “predecessor” and “successor” periods. Our predecessor periods relate to the accounting periods preceding the Tiptree Transaction. Our successor period relates to the accounting period following the Tiptree Transaction. To enhance the comparability of our consolidated results, we have mathematically combined our predecessor consolidated results for the 224 days ended August 12, 2010 and our successor consolidated results for the 141 days ended December 31, 2010. Although this presentation does not comply with GAAP, we believe it provides the most meaningful comparison of our consolidated results for the year ended December 31, 2010 because it allows us to compare our consolidated results over equivalent periods of time. While we believe the foregoing presentation provides the most meaningful presentation for comparing our results for such period, you should nonetheless bear in mind that the consolidated financial statements for our predecessor and successor periods have been prepared using different bases of accounting and, accordingly, are not directly comparable to one another.
     The following table is a non-GAAP presentation which combines the operating results of the successor and predecessor entities for the periods overlapping the 2010 fiscal year as described earlier (dollars in thousands) (Unaudited):

	Year Ended	Year Ended
	December 31,	December 31,
	2010	2009
	(Successor &	(Predecessor)
	Predecessor)
Revenue
Rental revenue	$13,003	$12,710
Income from investments in loans	1,900	7,135
Other income	—	164

Total Revenue	14,903	20,009
Expenses
Management fees and buyout payments to related party	8,823	2,235
Marketing, general and administrative (including stock-based compensation expense of $537 and $2,270, respectively)	13,944	11,653
Depreciation and amortization	3,581	3,375
Realized (gain) / loss on sale and repayment of loans	(4)	(1,064)
Adjustment to valuation allowance on Investment in loans	(858)	(4,046)

Operating Expenses	25,486	12,153

Other (Income) Expense
Loss from investments in partially-owned entities	3,481	4,397
Unrealized (gain) / loss on derivative instruments	(795)	(153)
Interest income	(105)	(73)
Unrealized loss on Investments	524	—
Interest expense, including amortization of deferred financing costs	5,717	6,511

Net Loss	$(19,405)	$(2,826)

The significant change in results of operations from the corresponding period for the last fiscal year is primarily due to the following factors:
▪ Decrease in Income from Investments in Loans from $7.1 million to $1.9 million is primarily attributable to a lower average outstanding principal loan balance during the year ended December 31, 2010 as compared with the twelve (12) month period ended December 31, 2009.
▪ Increase in Management fees and buyout payments to related party from $2.2 million to $8.8 million is primarily attributable to the buyout payment of $7.4 million made to CIT Healthcare LLC in 2010 in connection with its termination as manager.
▪ Increase in Marketing, general and administrative expenses from $11.7 million to $13.9 million is primarily attributable to increased legal and advisory fees incurred in connection with the Tiptree Transaction and litigation-related expenses.

Care Investment Trust Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2011	By:	/s/ Steven M. Sherwyn
Steven M. Sherwyn
Chief Financial Officer and Treasurer

ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).